November 20, 2006	Jeffrey E. Jordan
202.857.6473 DIRECT
202.857.6395 FAX
jordan.jeffrey@arentfox.com

BY HAND

David Robertson, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Orange REIT, Inc. (the “Company”)

Registration Statement on Form S-11

Filed February 8, 2006

File No. 333-131677

Dear Mr. Robertson:

This letter is in response to the comment letter received from Jeffrey Shady, Esq. on March 7, 2006. We have set forth each of your comments followed by the Company’s response.

General

1.	Please advise us why you have not provided the prior performance information and tables required by Industry Guide 5.

We have reviewed the prior performance requirements of Form S-11 and Guide 5 with the Company’s sponsors and promoters, and we have also reviewed the definition of the term “affiliate” with them. They have advised us that their, and their affiliates’, prior business ventures have been financed by personal investments, loans from banks and other similar lenders or joint venture arrangements. They have advised us that none of their or their affiliates’ prior business ventures within the past ten years have been financed by the public or private offering of securities.

2.	Your prospectus contains repetitive disclosure. For example, but not limited to, disclosure under “Management Compensation” on page 33 is repeated verbatim on page 85. Mere repetition of the same language does not enhance the quality of disclosure in your prospectus. Revise the summary to highlight key information. Full disclosure included in the body of your prospectus should appear only once, organized according to your investors’ perspectives. Eliminate all unnecessary redundancy throughout the prospectus.

Pursuant to your comment, we have deleted the duplicative table on page 85 et seq. of the original filing and replaced it with an explanation and cross reference to the table appearing on page 34 et seq. We have also revised the summary to avoid duplicative information in the summary.

David Robertson, Esq.

November 20, 2006

3.	Please provide us copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. For example, but not limited to, we note your reference to the American Hotel and Lodge Association on page 55.

We have enclosed a copy of a report from the American Hotel and Lodging Association and copies of reports from Smith Travel Research.

4.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

No pictures, graphics or artwork are currently expected to be used in the prospectus. If the Company adopts a logo or subsequently determines to include pictures, graphics or artwork, the Company will furnish it to you for review prior to use.

5.	Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. In addition, please identify in the prospectus all written sales material proposed to be transmitted to investors. For guidance, refer to Item 19.D of Industry Guide 5.

The Company acknowledges the requirements with respect to sales literature. Currently, no sales literature has been prepared.

6.	Please tell us whether you have a website and consider including internet address in your summary and business sections. Refer to Item 101(e)(3) of Regulation S-K.

The Company currently does not have a website and does not anticipate initiating a website prior to the commencement of the offering. The Company contemplates that it may have a website in the future. The Company anticipates that if it initiates a website prior to the completion of this offering, it would add its web address to the prospectus by a supplement or post-effective amendment.

David Robertson, Esq.

November 20, 2006

7.	Please revise to specifically identify the dealer-manager as an underwriter in your prospectus.

On page 128 of the prospectus, we expressly state that the managing dealer may be deemed to be an underwriter for purposes of the Securities Act of 1933 in connection with this offering.

Cover Page

8.	Please revise your cover page to discuss risks related to distribution payments, such as the risk that you may borrow funds, issue new securities or sell assets to make distributions and the risk that distributions may be a return of capital.

We have added the requested disclosure on the cover page.

9.	Please revise the cover page risk factors to state the percentage of offering proceeds that will be available for investments after payment of fees and expenses associated with the offering.

We have added the requested disclosure on the cover page.

Questions and Answers About Orange REIT, Inc.’s Public Offering

10.	Please be aware that we view the Question and Answer section and the summary section of the prospectus to be one section. Your Q&A section should not repeat information that appears in the summary, and vice versa. To the extent there is repetitive text in these sections, please revise to eliminate the repetition. We note, for example, that both sections contain information regarding materials terms of the offering. Further, we note that much of the summary is repeated in the body of the prospectus. Please revise to provide a brief overview of the salient aspects of the transaction. See Securities Act Release 33-6900 and Section 3 of Industry Guide 5.

In order to avoid repetition, we have eliminated the Q&A section and have moved disclosures from the Q&A section that were not otherwise included in the summary to the summary or elsewhere in the prospectus.

Q: What is a REIT

11.	We note that you have only disclosed the benefits of REIT status, but not the restrictions. Please briefly describe the restrictions on the assets in which you can invest, the income you can generate and your ability to retain income to fund growth.

As noted above, the Q&A section has been deleted in order to avoid duplicative disclosure in the summary. The burdens and benefits of REIT status are described elsewhere in the prospectus, including the section entitled “Federal Income Tax Consequences.”

David Robertson, Esq.

November 20, 2006

Q: How Long Will the Offering Last?

12.	Please clarify whether “offering” refers just to this registration statement or to the period during which you will offer shares for cash. For example, please clarify whether you may simply file a new registration statement for a new “offering” subsequent to August 2008.

As described in “The Offering,” beginning on page 125, the “offering” refers to the offering of shares pursuant to this prospectus. Upon completion of this offering, either by the expiration of the offering period or by the sale of the maximum number of shares, the Company could determine to make an additional offering of shares, but this would require the filing of a new registration statement and would constitute a separate offering.

Prospectus Summary, page 3

13.	Please revise the summary section to reduce your reliance on cross-references. The existence of large numbers of cross-references suggests that the prospectus could be better organized.

The cross-references in the summary were principally included to direct the reader to the places where the summarized material is explained in full. We believe that the summary’s descriptive headings and the table of contents enable the reader to find the full disclosure, and accordingly pursuant to the comment, we have deleted all cross-references in the summary that were included only for this purpose.

Our Business, page 3

14.	Please revise this section to indicate whether you have any firm commitments for financing from any financial institutions or other lenders.

We have made the requested disclosure on page 1.

Risk Factors, page 4

15.	Please include a summary risk factor that you will not manage any of your properties and will depend on a third-party for the performance of your hotels.

We have added the requested risk factor on page 2 and also in “Risk Factors” on page 19.

16.	Please revise the second sub-bullet to the last bullet on page 4 to clarify that these fees are not related to the performance of the REIT.

We have added the requested disclosure on page 2.

David Robertson, Esq.

November 20, 2006

Our REIT Status, page 5

17.	Please revise to state the year in which you intend to first be taxed as a REIT.

We have made the requested disclosure on the cover page and pages 1 and 3.

Our Management and Conflicts of Interest, page 6

18.	We note that Mr. Honigfeld is engaged in other activities. Please disclose any other hotel related activities in which Mr. Honigfeld is engaged.

We have made the requested disclosure on page 6.

Management Compensation, page 9

19.	Please clarify the amount of offering expenses that you will reimburse that relate to expenses incurred in connection with a withdrawn offering of a different company.

We have made the requested disclosure on page 7.

20.	Please revise the penultimate paragraph on page 9 to define “non-accountable expense allowance.”

We have made the requested disclosure on page 7.

Operational or Liquidation Stage, page 10

21.	Please revise the last paragraph on page 10 to disclose the expiration date of your advisory agreement with Orange Advisors.

We have made the requested disclosure on page 8.

Our Reinvestment Plan, page 13.

22.	Please revise to indicate whether the reinvestment plan is subject to any fees, including underwriting commissions.

We have made the requested disclosure on page 11.

Risk Factors, page 14

23.

Some of your risk factors fail to specifically state the risks that may flow from the facts and circumstances you describe. For example, under This is an unspecified property offering. . ., on page 14 you fail to state the risks that will result from facts you describe. Please review and revise each of your risk factors to state the specific

David Robertson, Esq.

November 20, 2006

risk that will result from the facts you describe. Explain how the risk affects Orange Realty or the securities being offered.

As requested, we have reviewed the risk factors and have revised certain risk factors, including risk factors on pages 12, 14, 18-22.

24.	Many of your risk factor subheadings state a fact, or describe some aspect of your business, rather than state a risk. These risk factors convey the cause of concern, but not the effect. This requires the reader to infer the risk. Please revise your captions to accurately convey the risks that relate to the fact you present. For example, but not limited to:

•	The economic downturn and the events of September 11, 2001 have adversely affected. . .; and

•	Leasing properties to our subsidiary increases our risk.

As requested, we have reviewed the risk factors and have revised certain risk factors, including risk factors on pages 12, 14, 18-22.

25.	Please avoid using generic conclusions such as “adversely affected” and “negatively affected” when describing the risks’ effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

As requested, we have reviewed the risk factors and have revised certain risk factors, including risk factors on pages 18 and 20.

Risks Related to This Offering, page 14

If our properties do not guarantee sufficient revenues to meet operating expenses. . .., page 15

26.	You indicate that you will be subject to “all operating risks common to the hotel business.” Please revise to describe those risks common to the hotel business.

We have made the requested revisions on page 13.

Risk Related to Our Business, page 16

We are dependent on Orange Advisors, which has no prior experience managing a real estate investment trust, page 16

27.	Please revise to quantify the payment that is necessary to terminate Orange Advisors as your advisor.

David Robertson, Esq.

November 20, 2006

We have revised the disclosure on page 15.

Risks Related to Conflicts of Interests, page 17

We may compete with Orange Advisors, Orange Realty or their affiliates for properties, page 18

28.	You indicate that Orange Advisors, Orange Realty or their affiliates from time to time may acquire properties on a temporary basis with the intention of transferring the property to you. Please revise to indicate whether or not Orange Advisors, Orange Realty or their affiliates will transfer the property to you at their cost. If not, please describe how the sale price will be determined. Please also specify, if accurate, that the conflicts relate to the fact that these affiliates may sponsor similar programs or invest for their own account. In addition, please confirm that no such properties have in fact been acquired.

The Company confirms that none of Orange Advisors, Orange Realty or their affiliates have acquired any properties with the intention of transferring the property to the Company. We have also revised the disclosure on 16 as requested.

Our properties may be developed by affiliates who would receive a development fee, page 18

29.	Please revise to quantify the development fee.

We have revised the disclosure on page 17 to note that the exact amount of the development fee is not determinable at this time because no arrangements for development of any properties have been made.

We may invest with affiliates of our advisor and enter into other transactions with them, page 19

30.	Please revise to state whether your advisors or its affiliates currently sponsor other programs.

We have added the requested disclosure on page 17.

Real Estate and Other Investment Risks, page 19

It may be difficult for us to exit a joint venture after an impasse with our co-venturer, page 22

31.	Please revise to provide examples of joint venture decisions that may require approval of each co-venturer.

We have added the requested disclosure on page 21.

David Robertson, Esq.

November 20, 2006

Management Compensation, page 33

32.	Please revise to disclose the maximum amount of fees that may be paid to the advisor and its affiliates during the organizational and offering stage and the acquisition stage. The amounts should be calculated assuming the maximum number of shares are issued and the maximum amount of leverage is utilized to purchase properties. Where certain fees cannot be estimated but are subject to a specific limitation, please disclose the amount that may be paid in accordance with such limitation. Please refer to Item 4 of Industry Guide 5.

We have added additional disclosure on pages 34-35 with respect to estimated minimum and maximum acquisition fees based on the maximum amount of leverage. No other organizational and offering stage or the acquisition stage fees may be estimated at this time because they depend entirely upon arrangements which have not been negotiated or entered at this time and may never be entered. We have further clarified this on page 35.

33.	Please separately disclose compensation information for the dividend reinvestment plan.

We have added additional disclosure on page 35 related to maximum amounts of acquisition fees that may be paid if 366,667 shares were sold under the dividend reinvestment plan.

Conflicts of Interest, page 41

34.	Please identify the affiliates of your advisor that have other real estate holdings and describe the nature of the affiliate relationship to your advisor. Also disclose the number of other real estate programs.

We have added the requested disclosure on page 44.

Competition to Acquire Properties, page 43

35.	You indicate in the fourth paragraph on page 43 that in order to preserve investment opportunities for you, Orange Realty Group or their affiliates may acquire properties and subsequently transfer them to you. Please revise to explain how Orange Realty Group or their affiliates will allocate properties between you and the other entities.

We have added disclosure on page 44 and have added a cross reference to the detailed description in the “Conflicts of Interest” section rather than adding duplicative disclosure on page 44.

David Robertson, Esq.

November 20, 2006

Competition for Management Time, page 44

36.	Please revise to identify your officers and directors that will also be officers and/or directors of your advisor.

We have added the requested disclosure on page 45.

Summary of Reinvestment Plan, page 47

General

37.	We note that you reserve the right to reallocate the shares you are offering between the primary offering and the reinvestment plan. Please confirm that should you reallocate a portion of the shares from your primary offering to your reinvestment plan, you will file a post-effective amendment to the registration statement.

The Company confirms that, should it reallocate a portion of the shares from the primary offering to the reinvestment plan, the Company will file a post-effective amendment to the registration statement.

Redemption of Shares, page 51

38.	We note your reference to certain relief granted by the staff of the SEC from Regulation M and the tender offer rules. Please confirm that this relief was granted to you and not to an affiliate or a prior registrant.

We are concurrently submitting requests for certain relief from Regulation M and the tender offer rules.

Investment offering Proceeds, page 57

Business, page 55

39.	We note your statement in the third paragraph on page 57 that you intend to acquire limited service, extended stay and other hotel properties, such as hotels operated under several brands including Marriott, Hilton, Starwood and Holiday Inn. Please revise to indicate whether you have entered into any agreements with these hotel operators.

We have added the requested disclosure on page 58.

Interim Acquisitions, page 59

40.

You indicate that Orange Advisors, Orange Realty Group and their affiliates may have opportunities to acquire properties as a result of their relationships with various operators. Please revise to describe the nature of the relationships. What is

David Robertson, Esq.

November 20, 2006

the basis of each relationship? Are they formal relationships? What benefits will both parties receive from such relationships?

This statement was based solely upon informal relationships and accordingly we revised the first sentence of the “Business—Interim Acquisitions” to remove the reference to possible benefits from the relationship of Orange Advisors, Orange Realty Group and their affiliates to various operators.

Joint Venture Arrangements, page 65

41.	Please tell us whether you may also hold properties through tenant-in-common interests. If so, briefly describe the nature of such holdings.

The Company does not intend to hold properties through tenant-in-common interests.

Management’s Discussion and Analysis of Financial Condition and results of Operations, page 69

Liquidity and Capital Resources, page 69

42.	Please revise to disclose the amount outstanding on your line of credit with Briad Development West.

We have added the requested disclosure on page 70.

Certain relationships and related Transactions, page 84

43.	Please disclose why proceeds from this offering will be used to pay Briad Development West fees in connection with “previous efforts to form an entity similar to Orange REIT.” Please disclose the amount that will be reimbursed.

We have added the requested disclosure on page 86.

Distribution Policy, page 96

44.	Please revise to provide a discussion of any contractual restrictions that limit or prevent you from making a distribution to stockholders.

We have added the requested disclosure on page 91.

Principal Stockholder, page 96

45.	Please revise your disclosure to include all the information required by Item 403 of Regulation S-K. For example, without limitation, revise to include the address of Briad Development West LLC. Further, revise to include the information in a tabular format.

David Robertson, Esq.

November 20, 2006

The disclosure on page 92 regarding the principal stockholder has been revised as requested.

Financial Statements

Note 3 Arrangements and Transactions with Related Parties, page F-9

46.	We note that you plan on paying $210,000 to Briad Development West LLC for certain expenses incurred in connection with previous efforts to form an entity similar to Orange REIT. Please explain to us how you will account for the $210,000, why you have not accrued these expenses as of December 31, 2005, and provide the basis for this accounting.

The $210,000 to be paid to Briad Development represents the acquisition of specific materials, proprietary information and know-how developed by Briad Development in connection with a previous offering by a similar entity. As such, the amount will be accounted for as capitalized offering costs, which will be deducted from the gross proceeds of the Offering. We have revised the description of the expenses on page 86 of the prospectus to make clear that they relate to the preparation of the offering of shares. The expenses were not accrued as of December 31, 2005 because the amount and terms of such payment were not agreed to, or approved by the Board of Directors, until January 2006.

Part II

Item 36.	Financial Statements, Financial Statement Schedules and Exhibits, page II-2

47.	Please file the legal and tax opinion with your next amendment, or provide draft opinions for us to review. We must review your opinions before the registration statement is declared effective and we may have additional comments on the opinions.

The forms of the opinions are included as exhibits to Amendment No. 1.

Item 37.	Undertakings, page II-3

48.	Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005. In addition, please remove the duplicative Guide 5 20D undertaking on page II-4.

The item 512(a) undertakings have been updated as requested. As further requested, we have removed the duplicative Guide 5 20D undertaking.

Restated Financial Statements

As set forth on prospectus pages 28 and 74 and financial statement pages F-3 – F-6 and as I discussed with Mr. Thomas Flinn, the Company’s financial statements for the period October 28,

David Robertson, Esq.

November 20, 2006

2005 to December 31, 2005 have been restated as a result of the failure to identify an invoice for legal services provided to the managing agent as the Company’s obligation. It is the Company’s view that, although the financial statements in the preliminary prospectus included in this Amendment to the registration statement refer to the restatement, it will not be necessary to continue to include this statement on the face of the financial statements or in Note 1 to the financial statements in future amendments of the prospectus. This view is based upon the fact that there has been no prior distribution of the preliminary prospectus to investors, there will be no distribution of the preliminary prospectus included in Amendment No. 1 to investors and indeed, the Company does not contemplate any distribution of the prospectus to investors until the registration statement has been declared effective. Accordingly, because investors receiving the final prospectus will not have received any version of the preliminary prospectus or any prior version of the financial statements, it would not be informative to the investors to state that the financial statements had been restated from a prior, unseen version.

Please note that we are delivering to your attention by hand today the supplemental information referenced in this letter. We are also sending, with the supplemental information, paper copies of Amendment No. 1 to the Registration Statement marked to show all changes made since the original filing.

To the extent that you have any questions regarding the responses contained in this letter or the information we are providing supplementally, please do not hesitate to contact Lisa Hudson at 202-828-3475 or me at 202-857-6473.

Sincerely,

/s/ Jeffrey E. Jordan
Jeffrey E. Jordan

cc:	Brad Honigfeld

Marlene Laveman, Esq.